February 10, 2016

Via EDGAR Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549-4628

Attn: John Reynolds, Assistant Director

Dear Sirs/Mesdames:

Re:	Diamante Minerals, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended July 31, 2015 (the “Annual Report”)
Filed October 14, 2015
File No. 000-55233

We refer to the Staff’s letter of January 20, 2016 (the “Comment Letter”) in respect of the above-captioned matter.

As disclosed in our Annual Report, our Company has entered into a Joint Venture Agreement dated November 20, 2014 (the “Joint Venture Agreement”) with Mineracao Batovi Ltda (“Mineracao Batovi”), a Brazilian mineral exploration and mining company, pursuant to which we may acquire up to a 75% interest in a diamond exploration project located to the north of Paranatinga in Mato Grosso, Brazil (the “Batovi Diamond Project”). Under the Joint Venture Agreement, we are required to contribute $1,000,000 in cash to Mineracao Batovi in return for our initial 20% equity interest in Mineracao Batovi which holds the mineral claims underlying the Batovi Diamond Project.

Given that we have not yet advanced the $1,000,000 to Mineracao, we currently have no interest in the Batovi Diamond Project. Accordingly, as a preliminary matter, we wish to bring to the Staff’s attention that our access to information concerning the Batovi Diamond Project remains limited. This, in turn, constrains our ability to provide certain information concerning the Batovi Diamond Project that is otherwise required for inclusion in our filings with the Securities and Exchange Commission (the “Commission”). More particularly, our responses to the comments made in the Comment Letter are based primarily on information furnished to us by Mineracao Batovi to facilitate due diligence investigation undertaken by us in advance of executing the Joint Venture Agreement and our original letter agreement with Mineracao Batovi that was superseded by it.

We provide below our item-by-item responses to the comments made in the Comment Letter. We confirm that paragraph numbering used for each response below corresponds to the paragraph numbering used in the Comment Letter.

In light of the fact that we currently hold no interest in the Batovi Diamond Project, we respectfully request that, rather than amending our Annual Report, we be permitted to include the additional disclosure contemplated by our responses below in our next quarterly report on Form 10-Q for the period ending January 31, 2016 (the “10-Q Quarterly Report”).

Item 1: Overview, page 3

1.          Early in this section, your company should indicate that your company is an exploration stage company and that there is no assurance that a commercially viable mineral deposit exists on any of your properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. See Industry Guide 7(a) (4).

Company Response

We propose to include the following disclosure in the 10-Q Quarterly Report as the first paragraph of the section to be headed “Management's Discussion and Analysis of Financial Condition and Results of Operations. – Overview of Our Business” (Item 2 of Form 10-Q):

“Our Company is an exploration stage company; at present, there is no assurance that a commercially viable mineral deposit exists on the properties comprising the Batovi Diamond Project in which we hold the right to earn up to a 75% indirect interest, as described in more detail below. As discussed elsewhere in this quarterly report, pursuant to an agreement dated January 22, 2016, we have acquired a limited royalty on the first 2,000 ounces of gold that may be produced per month at Petaquilla Minerals Ltd.’s Molejon Gold Mine located in Donoso District, Colon Province, Republic of Panama. We currently have no interests in any other mineral resource projects.”

By way of background to the proposed disclosure, our Company has entered into a loan agreement dated for reference January 22, 2016 with Blendcore LLC, a Delaware corporation (“Blendcore”), and Petaquilla Gold, S.A., a Panama corporation (“Petaquilla Gold”) that is a subsidiary of Petaquilla Minerals Ltd., a Canadian public company, pursuant to which our Company has agreed to advance a loan in the principal amount of US$250,000 to Blendcore (the “Loan”). Petaquilla Gold, as the owner of the minerals sourced at the Molejon Gold Mine located in Donoso District, Colon Province, Republic of Panama (the “Mine”), has engaged Blendcore, as master contractor, to act as operator in connection with the restarting of the processing of stockpiled ore at the Mine. In exchange for the provision of the Loan, we are entitled to a royalty of 12.5% on the first 1,000 ounces of gold produced per month for 12 months (the “Royalty Period”). The Royalty Period is to commence once production ramps up to 1,000 ounces per month. For monthly production between 1,001 and 2,000 ounces of gold per month, our Company is to receive a reduced royalty of 5%. In addition to the royalty stream, our Company has a right of first option to provide funding for the expansion and development of the Mine. The Loan is to be forgiven provided that there is at least 12,000 ounces of gold produced during the Royalty Period. Upon the completion of the Royalty Period, we have the option to extend the royalty for a further 12 month period through the provision of a second $250,000 loan on substantially the same terms as the initial Loan. This right shall survive the royalty agreement by a period of one year.

Our agreement with Blendcore and Petaquilla Gold has been reported in our current report on Form 8-K filed with the Commission on February 3, 2016, as amended by an amendment on Form 8-K/A filed on February 10, 2016. We propose to include in our next quarterly report on Form 10-Q appropriate disclosure that will be based on the disclosure contained in such Form 8-K.

Items 2-7: Properties

2.          Please disclose the following information for each of your properties:

•	The nature of your ownership or interest in the property.

•	A description of all interests in your properties, including the terms of all underlying agreements and royalties.

•	Describe the process by which mineral rights are acquired as this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

•

An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

•

Please include certain indentifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

•

The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

•	The area of your claims, either in hectares or in acres.

Please ensure that your fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Company Response

We propose to include the following disclosure in the section to be headed “Management's Discussion and Analysis of Financial Condition and Results of Operations. – Properties”, immediately following disclosure under the heading “Management's Discussion and Analysis of Financial Condition and Results of Operations. – Plan of Operation” (Item 2 of Form 10-Q):

“Properties

Our executive offices are located at 203 – 1634 Harvey Ave, Kelowna, BC, Canada, V1Y 6G2. We believe that this office space will be adequate for the foreseeable future.

As described under the heading ‘Plan of Operation’ above, our Company has entered into a definitive Joint Venture Agreement with Mineracao Batovi pursuant to which we may acquire up to a 75% interest in the Batovi Diamond Project. This project covers 21 claims held by Mineraco Batovi as federal exploration licenses, covering a total area of approximately 109,688 hectares, as more particularly described in the following table and map:

Township/Area	Claim Number	Recording	Expiration	Area
		Date	Date	(hectares)
			(mm/dd/yy)
Mato Grosso	866.467/2011	05/30/2011	2/9/2019	3,051.04
Mato Grosso	866.468/2011	05/30/2011	2/3/2018	348.13
Mato Grosso	866.469/2011	05/30/2011	5/5/2018	8,414.68
Mato Grosso	866.544/2011	06/22/2011	3/9/2018	1,446.25
Mato Grosso	866.545/2011	06/22/2011	3/9/2018	9,934.17
Mato Grosso	866.560/2011	06/28/2011	3/9/2018	5,026.23
Mato Grosso	866.561/2011	06/28/2011	3/9/2018	9,439.19
Mato Grosso	866.562/2011	06/28/2011	3/9/2018	4,113.14
Mato Grosso	866.563/2011	06/28/2011	3/9/2018	7,112.30
Mato Grosso	866.564/2011	06/28/2011	3/9/2018	3,511.58
Mato Grosso	866.565/2011	06/28/2011	3/9/2018	1,371.85
Mato Grosso	866.566/2011	06/28/2011	3/9/2018	6,861.69
Mato Grosso	866.567/2011	06/28/2011	3/9/2018	3,569.48
Mato Grosso	866.568/2011	06/28/2011	3/9/2018	4,424.19
Mato Grosso	866.569/2011	06/28/2011	3/9/2018	1,311.55
Mato Grosso	866.570/2011	06/28/2011	3/9/2018	5,357.18
Mato Grosso	866.571/2011	06/28/2011	5/5/2018	9,534.95
Mato Grosso	866.572/2011	06/28/2011	2/9/2019	3,322.88
Mato Grosso	866.573/2011	06/29/2011	3/9/2018	7,199.99
Mato Grosso	866.574/2011	06/30/2011	3/9/2018	5,776.71
Mato Grosso	867.453/2010	05/06/2010	2/3/2018	8,560.40

				109,687.58

866.544/2011
866.545/2011
866.566/2011
866.568/2011
866.467/2011
866.574/2011
866.573/2011
867.453/2010
866.563/2011
866.562/2011
866.468/2011
866.564/2011
866.572/2011
866.560/2011
866.565/2011
866.561/2011
866.567/2011
866.469/2011
866.570/2011
866.569/2011
866.571/2011
COLOMBIA
SUR.
BRAZIL
BOLIVIA
BRAZILIAN HIGHLANDS
Rio de
São Paulo
Batovi Project
Legend
Mineral Claims
Rivers
0 500 1,000 2,000 3,000 4,000 Km
Diamante Minerals Inc.
Batovi Project
Central Brazil
Mineral Claims
Datum: WGS 1984
Date: Jan 26 2016
Scale: 1:350,000
Figure: 1

We currently hold no direct or indirect interest in the Batovi Diamond Project. Pursuant to the Joint Venture Agreement, we are required to contribute $1,000,000 in cash to Mineracao Batovi in order to acquire our initial 20% equity interest in that company. As Mineracao Batovi hold the rights to the Batovi Diamond Project, our interest in the Batovi Diamond Project would be limited to our shareholdings in Mineracao Batovi.

Item 3.

3.          Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement of that effect, clarifying your intentions. For each material property, include the following information:

•	The location and means of access to your property, including the modes of transportation utilized to and from the property.

•	Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•	A description of any work completed on the property and its present condition.

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•	A description of equipment, infrastructure, and other facilities.

•	The current state of exploration of the property.

•	The total cost incurred to date and all planned future costs.

•	The source of power and water that can be utilized at the property.

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

Company Response

We propose to include the following disclosure in the section to be headed “Management's Discussion and Analysis of Financial Condition and Results of Operations. – The Batovi Diamond Project”, immediately following the disclosure proposed in our response to Staff Comment No. 2 above (Item 2 of Form 10-Q):

“The Batovi Diamond Project

The Batovi Diamond Project is located in the State of Mato Grosso, in west-central Brazil, approximately 360 kilometers northeast of Cuiaba, the state capital.

The Batovi Diamond Project is accessible from Cuiaba by main and secondary roads. One would travel east from Cuiaba on paved road BR-070 220 kilometers to Primavera do Leste before heading 140 kilometers north on partially paved road MT-130 to Paranatinga. An all-weather gravel road connects Paranatinga to the project area, which lies 120 kilometers to the north.

In addition, Paranatinga has an airport that is suitable for charter aircraft.

Currently there is no plant or equipment on the project site.

In Brazil, exploration licenses are issued by the Director General of the Departamento Nacional de Produção Mineral (translated as the National Department of Mineral Production and referred to in this quarterly report as the “DNPM”). An exploration license is granted for an initial term of up to three years and can be renewed once if the license holder submits an interim report on the exploration work completed to date which justifies further exploration.

An annual exploration fee must be paid to the DNPM to keep an exploration license in good standing. The exploration fee is assessed at the rate of R$2.02 per hectare for each year during the initial term of the license, and at the rate of R$3.95 per hectare for each year during the renewal term. Mineracao Batovi has provided documentation to us evidencing that its exploration licenses comprising the Batovi Diamond Project are in good standing.

The Batovi Diamond Project represents an opportunity for the potential discovery of primary diamond bearing kimberlite intrusives. Due diligence documents provided by Mineraco Batovi confirm that the general area is host to over 40 known kimberlite intrusives which were discovered by DeBeers and Rio Tinto who explored the area between 1967 to about 1997. Historically, a number of the kimberlites were evaluated as possible sources of large, high quality alluvial diamonds found in the area in small, artisanal alluvial mining operations. Although limited testing of the discovered kimberlites returned a few small stones from some of the kimberlites, they were generally not found to be significantly diamondiferous. This suggests that diamond bearing kimberlites which are the source of the large alluvial diamonds found in the project area have yet to be discovered.

Mineracao Batovi has followed up this historic work with limited exploration activities at a cost of approximately CDN$4.7 million, and has identified possible individual diamond indicator mineral trains on the property.

Since we have not funded the $1,000,000 payment required to be made to Mineracao Batovi in order to acquire our initial 20% equity interest in the Batovi Diamond Project, we are not in a position to assume our duties as the operator as contemplated by the Joint Venture Agreement. However, if we are able to fund such $1,000,000, we anticipate that a majority of the proceeds will be applied to fund exploration work aimed at defining the potential source kimberlites of the indicator mineral trains.

Typically, geophysical surveys are used to locate potential kimberlites. Geophysical surveys measure the physical properties of the rocks below them. It is hoped that the kimberlites would have contrasting physical properties to the surrounding rocks. The proposed geophysical survey would detect both the conductivity and magnetic signature of the underlying rocks. It is expected that the kimberlites would differ from the surrounding host rocks in terms of these physical properties.

If we earn our initial 20% equity interest in Mineracao Batovi and assume our role as the operator of the project, we anticipate that our first step will be to commission an airborne electromagnetic geophysical survey over certain areas preliminarily identified by Mineracao Batovi as having the potential to host diamond bearing kimberlites. Mobilizing an airborne survey system to the project area could take a couple of months after execution of the survey contract. The airborne survey itself should take less than a month. Thereafter, the survey data will have to be extensively manipulated to allow its use. We anticipate that such analytical manipulation would require one to two months to complete. We estimate that the airborne survey will cost approximately $500,000.

Any priority targets identified by the airborne survey will need to be tested, likely by drilling. The length and scope of any such drill program – and the appropriate drill and associated equipment required - will depend on the nature and number of targets, but we anticipate that it would likely take several months to complete. Until the results of the geophysical survey are complete, it is difficult to ascertain what the cost of this target testing phase will be, but we estimate that the initial round of drilling will likely cost between $300,000 to $500,000.

Any future work would be contingent upon the initial round of testing generating positive results. Should a kimberlite be discovered with potentially economic diamond content, we expect that the next phases of work would be delineation drilling followed by bulk sampling and, if warranted, a feasibility study.

The Batovi Diamond Project is centered on the perennial Batovi River; it is conceivable that this would provide a water source for any future operations. We have not investigated what steps would be required or what arrangements will have to be made to secure water rights.

There is currently no power grid at the project area. If future exploration activities justify development at the project site which will give rise to substantial power requirements, diesel generators will have to be installed, or arrangements will have to be made to fund the extension of the power grid from Paranatinga which is located 120 kilometers to the south of the project area.”

Item 4.

4.          Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note that EDGAR program now accepts maps in certain electronic formats, so please include these maps in your amendments filed on EDGAR. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-8900 for Post-Acceptance Filing Issues or (202) 551-3600 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile:” may be utilized provided the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•	A title of the map or drawing, and the date in which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Company Response

Please refer to our response to Staff Comment No. 3.

Item 5.

5.          It appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

•	Disclose a brief geological justification for each of the exploration projects written in non-technical language.

•

Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•	If there is a phased program planned, briefly outline all phases.

Company Response

Since we have not funded the $1,000,000 payment required to be made to Mineracao Batovi in order to acquire our initial 20% equity interest in the Batovi Diamond Project, we are not in a position to assume our duties as the operator as contemplated by the Joint Venture Agreement. However, in the disclosure that we have proposed for inclusion in the 10-Q Quarterly Report in response to Staff Comment No. 3, we have described in general terms what initial exploration work would be required to be undertaken with the view to defining the potential source kimberlites of the possible individual diamond indicator mineral trains that have been identified on the property by Mineracao Batovi.

Item 6.

6.          Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

•	Disclose how the exploration program will be funded.

•	Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Company Response

Since we have not funded the $1,000,000 payment required to be made to Mineracao Batovi in order to acquire our initial 20% equity interest in the Batovi Diamond Project, we are not in a position to assume our duties as the operator as contemplated by the Joint Venture Agreement. We are pursuing financing to enable us to fund such $1,000,000 payment, which cannot be assured at this time.

Item 7.

Please revise your filing and provide a short summary of the permits and/or operational plans required to perform exploration and/or mining activities on your properties and discuss in greater detail the government and environmental regulations to which you are subject. Please fully discuss the permitting, bonding, and reclamation requirements for each phase of your exploration work including the specific permits and associated fees. In your discussion, include the specific permits that your company has obtained or will obtain to perform each phase of your exploration program. Describe the effect of existing or probable governmental regulations on your business. See Item 101(h) (4) (viii), (ix) and (xi) of Regulation S-K.

Company Response

We have described the process for obtaining exploration licenses from the Director General of the Departamento Nacional de Produção Mineral in the disclosure that we have proposed for inclusion in the 10-Q Quarterly Report in response to Staff Comment No. 3. No additional permits are required for the anticipated initial phases of exploration work on the project.

We will be in a better position to assess and evaluate environmental regulations to which the Batovi Diamond Project will be subject once we assume our role as the operator, which is contingent on our funding our initial $1,000,000 contribution to Mineracao Batovi.

Company Acknowledgement

We hereby acknowledge that:

•	our Company is responsible for the adequacy and accuracy of the disclosure in its filing with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	our Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

Diamante Minerals Inc.

/s/ Chad Ulansky
Chad Ulansky, CEO